Exhibit 99.1

BC FORM 51-102

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is December 2, 2013

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance: December 2, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (“Veris” or the “Company”) announces closing of public offering.

5. Full Description of Material Change

The Company announces it has closed its previously announced offering (the "Offering") of units (the "Units") and flow-through units (the "Flow-Through Units") for aggregate gross proceeds of approximately $6,239,676.

The Company issued 8,488,780 Units at a price of C$0.405, with each Unit comprised of one common share of the Company (a "Unit Share") and one half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant has an exercise price of C$0.50 and entitles the holder thereof to acquire one common share of the Company for a period of thirty-six (36) months following the closing of the Offering.

The Company also issued 6,515,628 Flow-Through Units at a price of C$0.43 with each Flow-Through Unit comprised of one common share of the Company which qualifies as a "flow-through share" within the meaning of the Income Tax Act (Canada) (the "Flow-Through Shares") and one-half of one Warrant.

The Offering was conducted on a best efforts agency basis pursuant to an agency agreement between the Company and Secutor Capital Management Corporation (the “Agent”). The Company granted the Agent an over-allotment option to purchase up to 2,250,661 securities comprising of additional Units and Flow-Through Units, to cover over-allocations, if any, and for market stabilization purposes, such over-allotment option exercisable for a period of 30-days from the closing of the Offering.

The Company intends to use the proceeds of the Offering to (a) make payments under the forward gold purchase agreement to which the Company is a party, (b) upgrade and refurbish the dry mill equipment at its Jerritt Canyon mill operations, (c) complete the development of the underground mine facilities at the Saval 4 property, (d) fund exploration activities at the Company’s Ketza River property from the gross proceeds from the sale of Flow-Through Units, (e) fund bonding related to future reclamation obligations, and (f) fund general working capital.

The Company has received conditional approval of the listing of the Unit Shares, the Flow-Through Shares and the common shares issuable on exercise of the Unit Warrants and FT Unit Warrants on the Toronto Stock Exchange (the "TSX"). Listing will be subject to satisfying all of the requirements of the TSX.

The Offering was completed pursuant to a prospectus supplement dated November 27, 2013 to the short form base shelf prospectus dated October 31, 2012 that the Company has filed with the security regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario (the "Canadian Securities Authorities"). Copies of the prospectus supplements and the accompanying base shelf prospectus relating to these securities are available at www.sedar.com or by directing a request to Secutor Capital Management Corporation at 1167 Caledonia Road, Toronto, Ontario, M6A 2X1, phone (416) 545-1015, email: pgraham@secutor.ca, Attention: Peter Graham.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the U.S. Securities Act, absent registration or an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs, CFO
Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 2nd day of December, 2013.

/s/ Shaun Heinrichs

    Shaun Heinrichs, CFO